                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of January, 2003


                                   DOMTAR INC.

             395 DE MAISONNEUVE BLVD. WEST, MONTREAL, QUEBEC H3A 1L6
                    (Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

     Form 20-F                              Form 40-F     [check mark]
               ------------------------              ------------------------

[Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

     Yes                                     No         [check mark]
         ----------------------------            ----------------------------

[Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

     Yes                                     No         [check mark]
         ----------------------------            ----------------------------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]

     Yes                                     No         [check mark]
         ----------------------------            ----------------------------


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.........]


ENCLOSED IS THE FILING MADE BY DOMTAR INC. (THE "COMPANY") WITH THE REGULATORY AUTHORITIES IN CANADA PROVIDING NOTICE OF CHANGE OF AUDITORS OF THE COMPANY, TO OCCUR AT THE NEXT ANNUAL MEETING OF SHAREHOLDERS OF THE COMPANY.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2003

                                   DOMTAR INC.



                                   By: /s/ Razvan L. Theodoru
                                       --------------------------
                                           Razvan L. Theodoru
                                           Assistant Secretary
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[DOMTAR LOGO]

                          NOTICE OF CHANGE OF AUDITORS

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities (Prince Edward Island)
Securities Commission of Newfoundland & Labrador
Securities Registry (Northwest Territories)
Securities Registry (Yukon)
Nunavut Legal Registries

Sirs:

PricewaterhouseCoopers LLP and Raymond Chabot Grant Thornton have historically both served as auditors of Domtar Inc. (the "CORPORATION") since 1952 and 1982, respectively.

The Board of Directors and the Audit Committee of the Corporation have recently resolved to propose for re-appointment at the next annual meeting of shareholders only PricewaterhouseCoopers LLP as sole auditors of the Corporation. The Corporation hereby gives notice, pursuant to National Policy No. 31, as follows:

     1. The Corporation intends not to propose Raymond Chabot Grant Thornton for re-appointment at the next annual meeting of shareholders and to recommend only the re-appointment of PricewaterhouseCoopers LLP as sole auditors of the Corporation.

     2. There have been no reservations in the auditors' reports, rendered jointly by PricewaterhouseCoopers LLP and Raymond Chabot Grant Thornton, for the two most recently completed financial years, being the reports for the financial years ended December 31, 2001 and 2000.
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3.   The recommendation to change auditors as set forth above has been considered and approved by the Board of Directors and the Audit Committee of the Corporation.

4. There have been no reportable events, as that term is defined in National Policy No. 31.

DATED at Montreal, Quebec this 14th day of January, 2003


Domtar Inc.



     /s/ Gilles Pharand
_______________________________________________

Per: Gilles Pharand
     Senior Vice-President -- Corporate Affairs,
     General Counsel and Secretary





                                                                   [DOMTAR LOGO]
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                      [RAYMOND CHABOT GRANT THORNTON LOGO]

January 14, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities (Prince Edward Island)
Securities Commission of Newfoundland & Labrador
Securities Registry (Northwest Territories)
Securities Registry (Yukon)
Nunavut Legal Registries

Madam, Sir

Subject: DOMTAR INC.

We are writing in accordance with section 4.11 of National Policy Statement No. 31 -- Change of Auditor of a Reporting Issuer in connection with the change of auditors of Domtar Inc. (the "Corporation"). We hereby wish to advise that we are in agreement with the information contained in the Notice of Change of Auditors of the Corporation dated January 14, 2003, based on our knowledge of the information as at today's date.

Yours truly,

/s/ Raymond Chabot Grant Thornton
    ---------------------------------
    Raymond Chabot Grant Thornton

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[PRICEWATERHOUSECOOPERS LOGO]


January 14, 2003


British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities (Prince Edward Island)
Securities Commission of Newfoundland & Labrador
Securities Registry (Northwest Territories)
Securities Registry (Yukon)
Nunavut Legal Registries


Dear Sirs:


RE: DOMTAR INC.


We are writing in accordance with section 4.11 of National Policy Statement No. 31 -- Change of Auditor of a Reporting Issuer in connection with the change of auditors of Domtar Inc. (the "CORPORATION"). We hereby wish to advise that we are in agreement with the information contained in the Notice of Change of Auditors of the Corporation dated January 14, 2003, based on our knowledge of the information as at today's date.


Yours truly,

/s/ PricewaterhouseCoopers
    ---------------------------------

PricewaterhouseCoopers


PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.


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                                  CONFIRMATION

I, Louis P. Gignac, Director of Domtar Inc. (the "CORPORATION") and Chairman of the Audit Committee, confirm that the Audit Committee of the Board of Directors of the Corporation has approved (i) the Notice of Change of Auditors of the Corporation dated January 14, 2003 (the "NOTICE"), (ii) the letter from Raymond Chabot Grant Thornton confirming its agreement with the information contained in the Notice, and (iii) the letter from PricewaterhouseCoopers LLP confirming its agreement with the information contained in the Notice.

DATED at Montreal, Quebec this 15th day of January, 2003

                                   Domtar Inc.

                                   /s/ Louis P. Gignac
                                   ----------------------------------
                                   Per: Louis P. Gignac